Exhibit 99.6

AMENDMENT NO. 1
TO THE
MADRIGAL PHARMACEUTICALS, INC.
2025 INDUCEMENT STOCK PLAN

WHEREAS, Madrigal Pharmaceuticals, Inc. (the “Company”) maintains the Madrigal Pharmaceuticals, Inc. 2025 Inducement Stock Plan (the “Plan”), which was previously adopted by the Board of Directors of the Company (the “Board”);

WHEREAS, the Board believes that the number of Shares (as defined in the Plan) remaining available for issuance under the Plan has become insufficient for the Company’s anticipated future needs under the Plan;

WHEREAS, the Board has determined that it is advisable and in the best interest of the Company and its stockholders to amend the Plan to increase the aggregate number of Shares reserved for issuance under the Plan by 300,000 shares; and

WHEREAS, Section 28 of the Plan provides that the Board may amend the Plan at any time, subject to certain conditions set forth therein.

NOW, THEREFORE:

1.        Increase in Share Pool. Section 3(a) of the Plan is hereby deleted in its entirety and replaced with the following:

“The number of Shares which may be issued from time to time pursuant to this Plan shall be 400,000 shares of Common Stock or the equivalent of such number of Shares after the Administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with Paragraph 23 of this Plan. Any of the Shares reserved and available for issuance under the Plan may be used for any type of Stock Right under the Plan.”

2.        Effective Date of Amendment. This Amendment to the Plan shall become effective upon the date that it is approved by the Board.

3.        Other Provisions. Except as set forth above, all other provisions of the Plan shall remain unchanged.

DATE APPROVED BY BOARD OF DIRECTORS:	September 11, 2025